Exhibit 99.4

HAFNIA LIMITED: Correction of key information relating to dividend for the fourth quarter 2024

TICKER:
NYSE: “HAFN”
OSLO: “HAFNI”

Singapore, February 27, 2025

Reference is made to the stock exchange announcement regarding key information relating to dividend for the fourth quarter 2024 issued by Hafnia Limited ("Hafnia” or the "Company", OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) earlier today. Hafnia has become aware of an error in the key dates relating to shares registered in the Euronext VPS Oslo Stock Exchange.

Below are the correct dates:

Shares registered in the Euronext VPS Oslo Stock Exchange:

•	Last trading day including right to dividends: March 5, 2025

•	Ex-date: March 6, 2025

•	Payment date: On or about March 18, 2025

The rest of the key information in the announcement is correct.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.